UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                .

Commission file number 001-10533

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

RIO TINTO AMERICA INC. 401(K) SAVINGS AND INVESTMENT PARTNERSHIP PLAN

B.        Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

5 Aldermanbury Square

London EC2V 7HR

United Kingdom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RIO TINTO AMERICA INC. 401(K) SAVINGS AND INVESTMENT PARTNERSHIP PLAN

By:	/s/ Patrick Keenan
Name: Patrick Keenan
Chief Financial Officer—Rio Tinto Kennecott Utah Cooper
Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: June 27, 2012

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Financial Report

December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Benefit Governance Committee

Rio Tinto America Inc. Savings Plan and Investment Partnership Plan

We have audited the accompanying statement of net assets available for benefits of Rio Tinto America Inc. Savings Plan and Investment Partnership Plan (the Plan) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2010, was audited by other auditors, whose report, dated June 29, 2011, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Rio Tinto America Inc. Savings Plan and Investment Partnership Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions as of December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Minneapolis, Minnesota

June 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Rio Tinto America Benefit Governance Committee

Rio Tinto America, Inc. 401(k) Savings Plan and Investment Partnership Plan

We have audited the accompanying statement of assets available for benefits of the Rio Tinto America, Inc. 401(k) Savings Plan and Investment Partnership Plan (the Plan) as of December 31, 2010. This statement of assets available for benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this statement of assets available for benefits based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets available for benefits is free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of assets available for benefits presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets available for benefits referred to above presents fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Tanner LLC

Salt Lake City, Utah
June 29, 2011

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Investments at fair value (Notes 4 and 5):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$428,009,706	$458,913,084

Receivables:
Participant contributions	32,161	—
Employer contributions	61,631	285,529
Dividends receivable	315,364	—
Notes from participants (Note 2)	4,950,759	5,745,316
Total receivables	5,359,915	6,030,845

Net assets available for benefits, at fair value	433,369,621	464,943,929

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	(3,820,041)	21,047
Net assets available for benefits	$429,549,580	$464,964,976

See Notes to Financial Statements.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment loss	$(19,637,543)

Interest income on notes from participants	287,979

Contributions:
Participants	15,385,763
Participant rollovers	1,376,334
Employer	19,043,316
Total contributions	35,805,413

Benefits paid to participants	(53,647,251)

Administrative expenses	(7,115)

Net decrease before transfers	(37,198,517)

Transfers (Note 1):
From the U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees	107,698
From the Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees	1,675,423
Total transfers	1,783,121

Net decrease after transfers	(35,415,396)

Net assets available for benefits:
Beginning of the year	464,964,976
End of the year	$429,549,580

See Notes to Financial Statements.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 1.                                  Description of the Plan

The following description of the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan (the Plan) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering (1) all nonrepresented employees of Rio Tinto America Inc. and its affiliates (collectively, the Company or the Employer), as defined in the plan document, and (2) employees covered by a collective bargaining agreement that provides for plan participation. All eligible full-time employees of the Company can participate in the Plan immediately upon employment. Temporary and part-time employees are eligible after completing 1,000 hours of service during a 12-month period.

Rio Tinto America Inc. is an indirect wholly owned subsidiary of Rio Tinto plc (the Parent). The Plan has appointed State Street Bank & Trust Company (State Street) to be the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is part of Rio Tinto America Inc. Savings Plan Trust (the Master Trust), whose assets are held with State Street. The Master Trust was established July 12, 2010, to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by Rio Tinto America Inc. (and its subsidiaries).

Contributions: Participants may elect, under a salary reduction agreement, to contribute to the Plan an amount not less than 1 percent and not more than 50 percent of their eligible compensation on a before-tax basis through payroll deductions. Contributions are limited by the Internal Revenue Code (IRC), which established a maximum contribution of $16,500 ($22,000 for participants over age 50) for the year ended December 31, 2011. Participants may also elect to make after-tax contributions not less than 1 percent and not more than 50 percent of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 50 percent of each participant’s eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined contribution or defined benefit plans.

The Company matches participants’ before-tax and/or after-tax contributions to the Plan at 100 percent, up to the first 6 percent of their eligible compensation, except for the following: If the participant is an hourly employee of Luzenac America, Inc. located at the Three Forks Mill and is represented by the United Cement, Lime, Gypsum, and Allied Workers Division of the International Brotherhood of Boilermakers, the participant receives a match of 75 percent, up to the first 6 percent of eligible compensation. If the participant is an hourly employee of Luzenac America, Inc. located at the Vermont operations and is represented by the United Cement, Lime, Gypsum, and Allied Workers Division of the International Brotherhood of Boilermakers, the participant receives a match of 45 percent, up to the first 6 percent of eligible compensation.

The Company makes Investment Partnership Plan (IPP) contributions. To be eligible for IPP contributions, current employees as of March 31, 2007, were required to discontinue credited future benefit service under the Company-sponsored defined benefit pension plan, the Rio Tinto America Inc. Retirement Plan. Effective April 1, 2007, new participants in the Plan were eligible to receive IPP contributions. The Company contributes 6.0 percent of eligible compensation up to the Social Security wage base ($106,800 for 2011) and 11.7 percent of eligible compensation over the Social Security wage base.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 1.           Description of the Plan (Continued)

Effective August 1, 2010, the Company makes IPP contributions to new participants in the Plan (including new hires, rehires and transfers) of Luzenac America, Inc. located at the Three Forks Mill who are represented by the United Cement, Lime, Gypsum, and Allied Workers Division of the International Brotherhood of Boilermakers. The Company contributes 4 percent of eligible compensation.

Participants are not required to contribute to the Plan to receive IPP contributions.

Participant accounts: Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, IPP contributions, an allocation of the plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-directed options for investments: Participants have the option to allocate plan contributions among several investment options, including common stock of the Parent in the form of a unitized fund with American Depositary Receipts (ADRs). All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Vesting: Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon. Vesting in the Company’s IPP contributions is based on years of continuous service. A participant is 100 percent vested after three years of credited service in IPP contributions, after five years of credited service for Three Fork Mill IPP contributions, or at time of death or attainment of age 65.

Effective during 2011, as a result of the sale of Luzenac America, Inc. and Colowyo, the affected participants who terminated employment with the Company were 100 percent vested in the Company IPP contributions.

Payment of benefits: Upon termination, retirement, death or becoming permanently disabled, participants with an account balance of $1,000 or more, or their beneficiaries, may elect to receive lump-sum distributions, annuity payments or rollover distributions in an amount equal to the value of the participants’ vested interests in their accounts. If a participant terminates employment and the participant’s account balance is less than $1,000, the Plan Administrator will authorize the benefit payment in a single lump sum without the participant’s consent. During employment, participants may withdraw account balances for financial hardship, as defined.

Notes from participants: Participants may borrow from their total account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s total vested account balance. Note terms range from one to five years or up to 20 years for the purchase of a primary residence. Notes to participants are treated as a separate investment of the participant, and all principal and interest payments on note balances are credited to the participant account from which the note to the participant was made. Notes from participants bear interest at rates ranging from 4.25 percent to 9.75 percent at December 31, 2011.

Transfers: Company employees represented by a collective bargaining unit (union employees) participate in the Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees and the U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees. If the employees change from union to nonunion status during the year, or vice versa, their account balances are transferred within the Master Trust between the plans.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 1.           Description of the Plan (Continued)

Forfeitures: Forfeitures are used to reduce future Company contributions. At December 31, 2011, forfeited nonvested accounts totaled approximately $1,803,000. No Company contributions were reduced by forfeitures for the year ended December 31, 2011.

Note 2.                                  Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Payments of benefits: Benefits are recorded when paid by the Plan.

Administrative expenses: The Company pays the majority of costs and expenses incurred in administering the Plan. The Company provides accounting and other services for the Plan at no cost to the Plan.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for investment fund management services are included as a reduction of the return earned on each fund. In addition, during the year ended December 31, 2011, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

Notes from participants: Notes from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Default notes from participants are recorded as a distribution based on the term of the plan document.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 2.                                 Summary of Significant Accounting Policies (Continued)

Accounting guidance requires that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued interest. Notes from participants have been classified as an investment asset for Form 5500 reporting purposes.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

New accounting pronouncement: In May 2011, the Financial Accounting Standards Board issued updated accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a significant effect on the Plan’s financial statements or disclosures.

Note 3.                                 Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statements of net assets available for benefits present the adjustment of the Plan’s interest in the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Note 4.                                 Plan Interest in the Rio Tinto America Inc. Savings Plan Trust

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has an undivided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions, allocated investment loss and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual plans based on the average daily balances. The Plan’s interest in the Master Trust was 77.9 percent and 83.3 percent percent as of December 31, 2011 and 2010, respectively. The Master Trust also includes the investment assets of the following retirement plans:

•                  Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

•                  U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

•                  Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 4.           Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The following is a summary of the Master Trust assets as of December 31, 2011 and 2010:

	2011	2010
Investments:
Mutual funds	$330,260,110	$286,709,808
Stable value fund	168,540,617	157,342,942
Common collective fund	—	37,664,113
Rio Tinto plc common stock ADRs	48,415,374	67,720,026
Interest-bearing cash	2,156,593	—
Total investments	$549,372,694	$549,436,889

The net investment loss of the Master Trust for the year ended December 31, 2011, is summarized as follows:

Interest and dividends:
Mutual funds	$3,330,382
Rio Tinto plc common stock ADRs	1,075,696
Interest-bearing cash	377
Net appreciation (depreciation):
Mutual funds	(12,898,805)
Stable value fund	3,027,306
Rio Tinto plc common stock ADRs	(20,536,646)
Total investment loss	$(26,001,690)

Note 5.                                 Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:        Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 5.           Fair Value Measurements (Continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds: Mutual funds are valued at quoted market prices for identical assets in active markets for the shares held by the Plan at year-end.

Stable value fund: The stable value fund is valued based upon the per share net asset values of the underlying securities.

Common collective fund: The common collective fund is valued at the underlying net asset value per unit, which is based on the fair values of the underlying funds. Investments held by the common collective fund are valued on the basis of valuations furnished by a pricing service approved by the fund investment manager, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the investment manager.

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are valued at the closing price reported on the active market on which individual securities are traded.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

The following tables set forth, by level within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$135,216,942	$—	$—	$135,216,942
Mid cap	41,301,152	—	—	41,301,152
Small cap	34,936,542	—	—	34,936,542
International	43,614,747	—	—	43,614,747
Blended investment	14,039,481	—	—	14,039,481
Bond investments	61,151,246	—	—	61,151,246
Stable value fund	—	168,540,617	—	168,540,617
Rio Tinto plc common stock ADRs	48,415,374	—	—	48,415,374
Interest-bearing cash	2,156,593	—	—	2,156,593
	$380,832,077	$168,540,617	$—	$549,372,694

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 5.           Fair Value Measurements (Continued)

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$97,780,220	$—	$—	$97,780,220
Mid cap	44,896,049	—	—	44,896,049
Small cap	31,754,722	—	—	31,754,722
International	50,984,312	—	—	50,984,312
Blended investment	4,634,081	—	—	4,634,081
Bond investments	56,660,424	—	—	56,660,424
Stable value fund	—	157,342,942	—	157,342,942
Common collective fund	—	37,664,113	—	37,664,113
Rio Tinto plc common stock ADRs	67,720,026	—	—	67,720,026
	$354,429,834	$195,007,055	$—	$549,436,889

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Certain investments in the 2010 fair value hierarchy table above have been reclassified among levels to be consistent with the 2011 classifications.

The Plan follows guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using net asset value (NAV) per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. The following table includes categories of investments where NAV is available as a practical expedient.

	Fair Value as of December 31		Redemption	Redemption
	2011	2010	Frequency	Notice Period
Stable value fund:
Invesco stable value fund (a)	$168,540,617	$—	Daily	None
Dwight stable value fund (a)	—	157,342,942	Daily	None
Common collective fund (b)	—	37,664,113	Daily	None

(a)         The primary objective of the fund is to seek the preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

(b)         The Master Trust participated in the State Street Bank and Trust Company S&P 500 Flagship Securities Lending Series C Fund. The fund invested in certain collective investment funds that participated in the State Street Global Securities Lending Program. This investment option was discontinued in March 2011.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 6.                                 Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore transactions within the Master Trust qualify as party-in-interest transactions. Fees paid by the Master Trust or Plan for investment management services were included as a reduction of the return earned on each investment. In addition, the Master Trust invests in Rio Tinto plc common stock ADRs of the Company.

During the year ended December 31, 2011, the Plan had transactions with Affiliated Computer Services, Inc., the Plan’s record keeper, which are allowed by the Plan. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Note 7.                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 8.                                 Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 9, 2002, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust are tax-exempt.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Plan adopted this new guidance for the year ended December 31, 2009. The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax- exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009.

Note 9.                                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits as presented in the financial statements to the Form 5500 as of December 31:

	2011	2010
Net assets available for benefits as presented in these financial statements	$429,549,580	$464,964,976
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,820,041	(21,047)
Net assets available for benefits as presented in the Form 5500	$433,369,621	$464,943,929

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 9.           Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the net decrease in net assets available for benefits as presented in these financial statements to the Form 5500:

Year Ended
December 31,
2011

Net decrease in net assets as presented in these financial statements	$(37,198,517)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2010	21,047
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2011	3,820,041
Net decrease in net assets as presented in Form 5500	$(33,357,429)

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

Description of Asset	Fair Value
Notes from participants, due in various amounts through September 2031, with interest rates ranging from 4.25% to 9.75%*	$4,950,759

*Party-in-interest transaction considered exempt by the Department of Labor.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

December 31, 2011

Participant Contributions	Total That Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions			Total Fully Corrected
		Contributions		Under Voluntary
		Corrected		Fiduciary Correction
		Outside	Contributions	Program (VFCP)
		National Family	Pending	and Prohibited
Check Here if Late Participant	Contributions	Caregiver	Correction in	Transaction
Loan Repayments Are Included: ☐	Not Corrected	Program	VFCP	Exemption 2002-51

2011	$—	$—	$—	$285,529

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm—McGladrey LLP
23.2	Consent of Independent Registered Public Accounting Firm—Tanner LLC